Prospectus                                  Rule 424(b)(3)
                                            Reg. No. 333-82743

           Advantage Learning Systems, Inc.

            189,918 Shares of Common Stock





     These shares of common stock are being offered by the selling shareholders identified in the section entitled "Selling Shareholders" on page 6 of this Prospectus. We issued 23,475 of the shares to three of the selling shareholders in connection with the acquisition of Humanities Software, Inc. on June 9,
1999, and 166,443 of the shares to four of the selling shareholders in connection with the acquisition of Generation21 Learning Systems, LLC on July 1, 1999.

     The selling shareholders may sell these shares from time to time in one or more types of transactions
(which may include block transactions) on the Nasdaq
National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.
For more information, see the section entitled "Plan of Distribution" beginning on page 6 of this Prospectus.
We will not receive any proceeds from the sale of shares by the selling shareholders.

     Our common stock trades on the Nasdaq National
Market under the symbol "ALSI." The last reported sale price of our common stock on July 22, 1999 was $27.50 per share.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.



     The date of this Prospectus is July 23, 1999.

                   TABLE OF CONTENTS

                                                            Page

The Company                                                    1
Recent Developments                                            2
Risk Factors                                                   2
Forward-Looking Statements                                     5
Selling Shareholders                                           6
Plan of Distribution                                           6
Use of Proceeds                                                7
Legal Matters                                                  7
Experts                                                        8
Where You Can Find More Information                            8
Documents Incorporated by Reference                            8
_______________

     You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

                   THE COMPANY

     Unless the context requires otherwise, the terms
"we," "our," "us" and "ALSI" refer to Advantage
Learning Systems, Inc., a Wisconsin corporation, and its consolidated subsidiaries.

     We are a leading provider of learning information systems to kindergarten through senior high ("K-12") schools in the United States and Canada. Our learning information systems consist of computer software and related training designed to improve student academic performance by increasing the quality, quantity and timeliness of performance data available to educators and by facilitating increased student practice of essential skills. Learning information systems provide to educators benefits similar to those management information systems provide to business managers. As of March 31, 1999, we sold our products to approximately 43,400, or approximately 40%, of the K-12 schools in the United States and Canada.

     Our flagship product, the Accelerated Reader,* is software for motivating and monitoring increased literature-based reading practice. We believe that the Accelerated Reader has achieved a leading market position as a result of its demonstrated effectiveness in improving student reading levels and overall academic performance. Our other primary learning information system products include STAR Reading,*
Accelerated Math,* STAR Math* and Perfect Copy*. In addition, we provide professional development training for educators through our Reading Renaissance* and Math
Renaissance* programs.

     Originally introduced in 1986, the Accelerated
Reader administers computer-based multiple choice quizzes on books popular among students in grades K-12 and provides educators with more than 20 reports from which to monitor the amount and quality of each student's reading practice. Through March 31, 1999, we developed quizzes on approximately 22,000 book titles.
In 1994, we began offering Reading Renaissance training seminars to provide educators with professional development training to most effectively use the Accelerated Reader and the information it generates.
As of March 31, 1999, over 120,000 educators have attended Reading Renaissance training seminars. In
1996, we released STAR Reading which is a computer-adaptive reading test and database which enables educators to quickly obtain student reading scores statistically correlated to national norms. The results from STAR Reading provide educators with a database of statistically accurate reading level information on their students from which they can generate useful reports and adjust instructional strategies accordingly.

     In 1998, we introduced STAR Math, Accelerated Math and Perfect Copy. STAR Math is a computer-adaptive math test and database which enables educators to quickly determine a student's level of math proficiency and monitor progress throughout the year from third grade through high school. Results from STAR Math are correlated to major national and state-mandated standardized tests, and educators are provided with a variety of useful reports. Accelerated Math is a task-level learning information system that helps teachers ensure student achievement in math. Accelerated Math uses an algorithm problem generator to ensure that each student works problems geared to his or her proficiency level and to learning objectives specified by the teacher. Accelerated Math handles all scoring and record-keeping chores, minimizing teacher paperwork.
Perfect Copy is our first product targeted to improving student's writing skills. Perfect Copy allows students to work at the computer correcting common grammar, punctuation and word usage errors in short articles and stories. We began shipping Perfect Copy in February
1999.

     ALSI was founded in 1986 and is incorporated under
the laws of the State of Wisconsin.  Our common stock
is listed on the Nasdaq National Market under the symbol "ALSI."
Our principal
-------------------------
* The Acclerated Reader and Reading Renaissance are registered trademarks of ALSI. STAR Reading, Accelerated Math, STAR Math,
Math Renaissance and Perfect Copy are common law trademarks of ALSI.

executive offices are located at 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54495-8036 (telephone: (715) 424-3636).

                  RECENT DEVELOPMENTS

     We recently acquired two new businesses:
Humanities Software, Inc. on June 9, 1999 and
Generation21 Learning Systems, LLC on July 1, 1999.
Humanities Software, Inc. is an Oregon-based firm specializing in writing software. We believe that this software will form the basis for several new learning information systems products for writing, which we expect to develop and release over the next one to two years. Generation21 Learning Systems, LLC is a Denver-based developer of software for creating, delivering, assessing and managing training throughout any organization. We believe that Generation21's distance-learning applications will help us reach more teachers faster, and offer more training services to schools and school districts. In addition, we believe that this acquisition will help us begin to penetrate the adult education and corporate training markets. We expect to take a pre-tax charge of approximately $400,000 in the third quarter of 1999 to cover the costs of the Generation21 transaction, which will be accounted for as a pooling of interests.

                     RISK FACTORS

     Investing in our common stock involves a high degree of risk. Please carefully consider the specific risk factors set forth below as well as other information contained in, or incorporated by reference into, this Prospectus before purchasing shares of our common stock.

     Reliance on Single Product Line and Significant
Distributor. Our Accelerated Reader software and supplemental Accelerated Reader quiz disks accounted for approximately 48%, 51% and 69% of our net sales in 1998, 1997 and 1996, respectively. Sales of our products through one book distributor accounted for 13.9%, 14.4% and 15.2% of net sales in 1998, 1997 and
1996, respectively. An overall decline in sales of the Accelerated Reader, supplemental quiz disks, STAR
Reading and related products, including sales through book distributors, would have a material adverse effect on our business, financial condition and results of operations.

     Dependence on Continued Product Development. The
K-12 educational technology and professional development markets in which we compete are characterized by evolving industry standards, frequent product introductions and, to a lesser extent, sudden technological change. Our future success will depend, to a significant extent, on a number of factors, including our ability to enhance our existing products and develop and successfully introduce new products, including new products designed for use in other areas of the curriculum, and our ability to respond quickly and in a cost efficient manner to technological change, including shifts in operating systems, languages, alternative delivery systems and other environments.
There can be no assurance that products designed for use in other areas of the curriculum besides reading will be as well received as our reading products, particularly since such other products may require technology and/or resources not generally available in all schools. We attempt to maintain high standards for the demonstrated academic effectiveness of our products. Our adherence to these standards could delay or inhibit the introduction of new products. Moreover, there can be no assurance that our products will not be rendered obsolete or that we will have sufficient resources to make the necessary investments or be able to develop and market the products required to maintain our competitive position.

     Management of Growth.  We have recently
experienced rapid growth. If such growth continues, it may place a strain on our financial, management and other resources. Our ability to manage our growth effectively will require us to attract, train, motivate, manage and retain key employees and to improve our operational, financial and management information systems. If we are unable to maintain and manage growth effectively, our business, financial condition and results of operations would be adversely affected.

     Opposing Educational Philosophies. We focus on developing and marketing educational products and services that demonstrate effectiveness through measurable results. This approach, however, is not accepted by all academics and educators, some of whom formulate opinions about the desirability of a particular educational product or service based on philosophical or other concerns rather than the effectiveness of the product. Certain academics and educators are opposed to the principles and methodologies underlying and associated with our products, such as the use of objective standards, standardized testing, computers and motivational techniques, among others. Some of these philosophical opponents of our products and services have the capacity to influence the market for our products, and such influence could have a material adverse impact on demand for our products and, thus, our business, financial condition and results of operations.

     Dependence on Educational Institutions and
Government Funding. Substantially all of our revenue is derived from sales to educational institutions, individual educators and suppliers thereto. There can be no assurance that educational institutions and/or individual educators will continue to invest in technology-based products and professional development for reading and other curricula or continue to respond favorably to our marketing. Our inability to increase the number of products sold or number of schools served would adversely affect our business, financial condition and results of operations. Because of our dependence on educational institutions, the funding of which is largely dependent on government support, a substantial decrease in government budgets or funding for educational software or technology would have a material adverse effect on our business, financial condition and results of operations. In addition, certain aspects of government sponsored education initiatives may not endorse, or be complementary to, the principles and methodologies underlying and associated with our products, which could adversely affect our business, financial condition and results of operations.

     Geographic Concentration of Sales. A substantial portion of our sales is concentrated in several states, including Texas, Florida, California, Georgia and
Illinois, which accounted for approximately $6.4 million, $3.6 million, $3.2 million, $2.8 million and $2.3 million, respectively, of our net sales in 1998.
If large numbers of schools or a district controlling a large number of schools in such states were to discontinue purchasing our products, our business, financial condition and results of operations would be materially adversely affected.

     Highly Competitive Industry. The K-12 educational technology and professional development markets in which we operate are very competitive. We compete primarily against more traditional methods of education, training and testing, including pencil and paper testing. In addition, we compete with other companies offering educational software products to schools, including larger companies with greater resources than us, such as International Business
Machines Corporation, Apple Computer, Inc. and
Broderbund Software, Inc. Our reading products also compete more directly with products such as Scholastic
Reading Counts (formerly Electronic Bookshelf).
Many other companies, including Microsoft Corp.
and Walt Disney Co., provide educational software products which we believe are not marketed primarily to schools. Existing competitors may continue to broaden their product lines, and potential competitors, including large hardware manufacturers, software developers and educational publishers, may enter or increase their focus on the school market, resulting in greater competition for us. Our success in selling our products, particularly our reading products, may cause competitors to focus on our products in their marketing efforts thereby increasing direct competition. There can be no assurance that we will continue to be able to market our products successfully or compete effectively in the educational products marketplace.

     Dependence on Key Personnel. Our success depends to a significant extent upon the continued active participation of certain key members of management, including Judith Paul and Terrance Paul, our Chairman and Vice Chairman, respectively. In addition to serving as Chairman of ALSI, Ms. Paul is a spokesperson for ALSI and coordinates our public relations and customer communications policies. Mr. Paul is primarily responsible for our long-term strategic planning and new product development strategy. Mr.
Paul also coordinates the research activities conducted by the Institute for Academic Excellence, Inc., one of our wholly-owned subsidiaries. We do not have employment agreements with either of these persons and have no current intention of entering into any such employment agreements. The loss of services of either of these persons would have a material adverse effect on our business, financial condition and results of operations.

     Ability to Attract and Retain Qualified Personnel.
Our future success will depend, in part, upon our continuing ability to retain the employees, including senior management personnel, who have assisted in the development and marketing of our products and to attract and retain qualified additional employees trained in computer technology, marketing and finance to enhance our product offerings and broaden our operations. There can be no assurance that we will continue to be able to attract and retain such personnel. The failure to attract or retain the necessary personnel would have a material adverse effect on our business, financial condition and results of operations.

     Seasonality; Limited Backlog; Fluctuations in
Quarterly Performance. Our business may experience a certain degree of seasonality due to the budget cycles of our school customers. We generally ship products as orders are received, and, therefore, we have historically operated without significant backlog.
Thus, revenues in any quarter are substantially dependent on the quantity of product orders received in that quarter. However, it is our practice to announce new products prior to the time at which such products will be ready for shipment to allow customers sufficient lead time for budgeting and curriculum purposes. This practice can result in a significant backlog for orders of new products. These orders are generally filled within a relatively short period of time after the product is ready for shipment. The introduction of products in certain periods could cause those periods to have significantly higher sales and higher sales growth rates than subsequent periods.
Seasonal variations in demand may also cause significant variations in our results of operations.
Our overall gross margins fluctuate based upon the mix of product sales and service sales. We realize significantly higher margins on our product sales.
Service revenues tend to be more seasonal than product revenues. Quarterly service revenues are typically highest in the third quarter. This results in seasonal variations in margins. Our operating margins also fluctuate based upon a number of other factors including, but not limited to, the amount of product development expenditures, the timing of the capitalization of product development expenditures and the timing of certain marketing activities.

     Limited Protection of Intellectual Property and
Proprietary Rights. We regard certain of our technologies as proprietary and rely primarily on a combination of copyright, trademark and trade secret laws and employee non-disclosure agreements to establish and protect our proprietary rights. Although we have filed a patent application which covers the technology developed to automatically generate and format examinations that include math expressions, we do not currently possess any patents or other registered intellectual property rights with respect to its software. There can be no assurance that the steps taken by us to protect our rights will be adequate to prevent or deter misappropriation. In addition, while we do not believe that our products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties, there can be no assurance that a third party will not make a contrary assertion. The cost of responding to such an assertion may be material, whether or not the assertion is validated.
The software market has traditionally experienced widespread unauthorized reproduction of products in violation of intellectual property rights. Such activity is difficult to detect and legal proceedings to enforce intellectual property rights are often burdensome and involve a high degree of uncertainty and costs. There can be no assurance that our software products will not experience unauthorized reproduction, which would have a material adverse effect on our business, financial condition and results of operations.

     Concentration of Share Ownership; Control by
Principal Shareholders/Management.  As of March 1,
1999, our principal shareholders, Judith Paul and Terrance Paul, who are also our Chairman and Vice
Chairman, respectively, beneficially owned approximately 73.0% of our outstanding common stock.
As a result, such principal shareholders have the ability to control ALSI and direct our business and affairs.

     Share Price Volatility. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly.
These factors include announcements of technological innovations, customer orders of new products by us and our competitors, earnings releases by us and our competitors, market conditions in the industry and the general state of the securities markets. The market price of our common stock may be adversely affected by our failure to meet the earnings estimates of analysts and others. In addition, the timing of orders by our customers may cause quarterly fluctuations of our results of operations which may, in turn, affect the market price of our common stock.

     Shares Eligible for Future Sale. Sales of a substantial number of shares of common stock in the public market could adversely affect the market price for the common stock. Approximately 26,800,000 shares are held by "affiliates" of ALSI and may be publicly sold only if registered under the Securities Act of 1933 or sold in accordance with an applicable exemption from registration, such as Rule 144. In addition, we have filed a registration statement under the Securities Act of 1933 to register an aggregate of 3,000,000 shares of common stock reserved for issuance under our 1997 Stock Incentive Plan, which will, when issued in accordance with such plan, be eligible for immediate sale in the public market, subject to the Rule 144 resale limitations for affiliates.

     No Payment of Cash Dividends. We do not anticipate paying any cash dividends in the foreseeable future.

     Possible Antitakeover Effects of Certain Articles and By-Law Provisions and Provisions of Wisconsin Law.
Our Amended and Restated Articles of Incorporation and
Amended and Restated By-Laws, along with Wisconsin statutory law, contain provisions that could discourage potential acquisition proposals and might delay or prevent a change in control. Such provisions could result in ALSI being less attractive to a potential acquiror and could result in the shareholders receiving less for their common stock than otherwise might be available in the event of a takeover attempt.

              FORWARD-LOOKING STATEMENTS

     In accordance with the Private Securities
Litigation Reform Act of 1995, we can obtain a "safe-harbor" for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements which identify factors that could cause actual results to differ materially from those in the forward-looking statements. Accordingly, the following information contains or may contain forward-looking statements: (1) information included or incorporated by reference in this Registration
Statement on Form S-3, including, without limitation, statements with respect to growth plans, projected sales, revenues, earnings and costs, and product development schedules and plans, (2) information included or incorporated by reference in our future filings with the Securities and Exchange Commission including, without limitation, statements with respect to growth plans, projected sales, revenues, earnings and costs, and product development schedules and plans and (3) information contained in written material, releases and oral statements issued by us, or on our behalf, including, without limitation, statements with respect to growth plans, projected sales, revenues, earnings and costs, and product development schedules and plans. Our actual results may differ materially from those contained in the forward-looking statements identified above. Factors which may cause such a difference to occur include, but are not limited to, those factors set forth in the section entitled "Risk
Factors," above.

                 SELLING SHAREHOLDERS

     The following information regarding the common stock offered hereby has been provided to us by the selling shareholders identified below and reflects information concerning beneficial ownership of common stock as of the date of this Prospectus. The shares of common stock offered for sale by Jon Madian, Karen
Jostad and Alan Madian were acquired by such persons in connection with our acquisition of Humanities Software, Inc. on June 9, 1999, and the shares of common stock offered for sale by Harold Resnick, Work Systems
Associates, Inc., Dale Zwart and John Connolly, Jr.
were acquired by such persons in connection with our acquisition of Generation21 Learning Systems, LLC on
July 1, 1999.  Each of Messrs. Resnick, Zwart and
Connolly and Work Systems Associates, Inc. signed agreements whereby they agreed to hold their shares of common stock (and not sell such shares pursuant to this Prospectus or otherwise) until we have published at least 30 days of combined financial results for ALSI and Generation21 Learning Systems, LLC.

  Name of            Shares Owned     Shares     Shares Owned
  Selling              Prior to      Offered    After Completion
Shareholder         this Offering    Hereby(1)  of this Offering


Jon Madian              11,033       11,033           0
Karen Jostad            11,033       11,033           0
Alan Madian              1,409       1,409            0
Harold Resnick          48,405       48,405           0
Work Systems            48,406       48,406           0
Associates, Inc.
Dale Zwart              48,406       48,406           0
John Connolly, Jr.      21,266       21,226           0
____________
(1) Some or all of the shares of common stock covered by this Prospectus may be offered from time to time on a delayed or continuous basis by a selling shareholder.

                 PLAN OF DISTRIBUTION

     We are registering the shares of common stock offered hereby on behalf of the selling shareholders.
As used herein, "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this Prospectus.
All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares of common stock may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.
The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities
Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of their shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such Rule.

     Upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for a sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this Prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing (1) the name of each such selling shareholder and of the participating broker-dealer(s), (2) the number of shares involved,
(3) the price at which such shares were sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (6) other facts material to the transaction. In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this Prospectus.

                    USE OF PROCEEDS

     The proceeds from the sale of shares of common stock covered by this Prospectus are entirely for the benefit of the selling shareholders. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

                     LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. In the opinion of Godfrey &
Kahn, S.C., the shares are duly and validly authorized, fully paid and, subject to Section 180.0622(2)(b) of the Wisconsin Statutes, nonassessable. Section 180.0622(2)(b) of the Wisconsin Statutes provides that shareholders of a corporation may be assessed up to the par value of their shares to satisfy the obligations of such corporation to its employees for services rendered, but not exceeding six months' service in the case of any individual employee. Certain Wisconsin courts have interpreted "par value" to mean the full amount paid by the purchaser of shares upon issuance thereof.

                        EXPERTS

     The audited financial statements and schedules incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

          WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith, file reports, proxy and information statements and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a Registration
Statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered hereby. This
Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, or amendments thereto, to which reference is hereby made. Such reports, proxy and information statements, Registration Statement and exhibits and other information filed by us may be inspected and, upon payment of prescribed fees, copied at the public reference facilities of the Securities and Exchange
Commission at 450 Fifth Street N.W., Washington, D.C.
20549, and at the regional offices of the Securities and Exchange Commission at Seven World Trade Center,
New York, New York 10048, and at Citicorp Center, 500
West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. Such information may also be accessed electronically by means of the Securities and Exchange Commission's website on the Internet at http://www.sec.gov. In addition, our common stock is listed on the Nasdaq
National Market, and such reports, proxy and information statements, Registration Statement and other information should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W.,
Washington, D.C. 20006.

          DOCUMENTS INCORPORATED BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" into this Prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange
Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any we make after the date we file the Registration Statement of which this Prospectus is a part and before the Registration Statement becomes effective:

    (1)  our Annual Report on Form 10-K for the year ended December 31, 1998;

    (2)  our Quarterly Report on Form 10-Q for the quarter ended
         March 31, 1999; and

    (3) the description of our common stock contained in our Registration Statement filed pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

     We will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the incorporated documents, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Corporate Secretary, Advantage Learning
Systems, Inc., 2911 Peach Street, P.O. Box 8036,
Wisconsin Rapids, Wisconsin 54495-8036; telephone (715)
424-3636.